Exhibit 17.2

Ahmed Handy MD

Chairman of the Board of Directors and CEO

Vincerx Corporation

Dear Vincerx team

I am writing to tender my resignation from the Board of Directors of Vincerx Corporation (the “Company”), effective December 31, 2022.

My decision to resign from the Company’s board of directors is the result of assessing the company strategy, upon which our views differ. I do not have any disagreement with the Company’s auditors or financials.

Best regards,

Chris Lowe